UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. _)*

                    Under the Securities Exchange Act of 1934

                     McLaren Performance Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    581759107
                                 (CUSIP Number)

                                Keith Wettlaufer
                               Linamar Corporation
                            287 Speedvale Avenue West
                             Guelph, Ontario N1H 1C5
                                     Canada
                                 (519) 896-7550
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 30, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 581759107


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Linamar Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,031,920
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,031,920
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 581759107

ITEM 1. SECURITY AND ISSUER:

            This Statement on Schedule 13D relates to the common stock, par value $0.00001 per share (the "Common Stock"), of McLaren Performance Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 32233 West Eight Mile Road, Livonia, Michigan 41852.

ITEM 2. IDENTITY AND BACKGROUND:

            (a) - (c), (f) This Statement is being filed by Linamar Corporation, a Canadian corporation (the "Reporting Person"), with its principal place of business at 287 Speedvale Avenue West, Guelph, Ontario N1H 1C5, Canada. The Reporting Person designs, develops and manufactures precision machined components, modules and systems for engine, transmission, chassis and industrial markets. The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of the Reporting Person are set forth in Schedule A, which is incorporated herein by reference.

            (d) - (e) During the last five years, neither the Reporting Person, nor to its knowledge, any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Reporting Person, MCLN Acquisition Corp., a Delaware corporation which is a wholly-owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer have entered into an Agreement and Plan of Merger, dated as of July 30, 2003 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation (the "Surviving Corporation"). As a condition and inducement to the Reporting Person entering into the Merger Agreement, certain directors, executive officers and significant stockholders of the Issuer (collectively, the "Principal Stockholders") entered into a Voting Agreement, dated as of July 30, 2003 with the Reporting Person and Merger Sub (the "Voting Agreement"). The Voting Agreement relates to 5,031,920 shares of Common Stock owned by the Principal Stockholders, including 2,130,537 shares underlying certain presently exercisable options and warrants held by such Principal Stockholders, (collectively, the "Shares"). As of the effective time of the Merger, each outstanding option or warrant to purchase shares of the Common Stock held by a Principal Stockholder pursuant to any stock option or compensation plan or any other arrangement of the Issuer, whether or not vested or exercised, shall be cancelled, and each Principal Stockholder of any such option or warrant shall receive in consideration thereof, for each Share subject to such option or warrant, an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of the merger consideration over the per share exercise price of such option or

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CUSIP No. 581759107

warrant. The Reporting Person did not pay any additional consideration to the Principal Stockholders in connection with the execution and delivery of the Voting Agreement.

            Pursuant to the Voting Agreement, the Principal Stockholders have agreed to vote the Shares (i) in favor of the Merger and each of the other transactions contemplated by the Merger Agreement and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate action or alternate proposal, including but not limited to, a merger, consolidation, or other business combination involving the Issuer or any of its subsidiaries, any sale, lease or other transfer of the Issuer's assets or (B) any other action that is intended, or could reasonably be expected, to materially impede, interfere with, delay or postpone the consummation of the Merger or the transactions contemplated by the Merger Agreement.

            Pursuant to the Voting Agreement, each of the Principal Stockholders has also irrevocably granted to and appointed the Reporting Person, a proxy to vote the Shares with respect to all of the matters described above.

            Additionally, the Voting Agreement provides the Reporting Person with an option to purchase the shares of the Issuer owned from time to time by the Principal Stockholders for a price equal to the merger consideration. The option becomes exercisable only in accordance with the terms and conditions specified in the Voting Agreement. The Voting Agreement shall terminate upon the first to occur of (i) the Effective Time (as defined in the Merger Agreement) or
(ii) the expiration of the option to purchase the shares of the Issuer owned by the Principal Stockholders granted to the Reporting Person in such Voting Agreement.

            References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits A and B, respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION:

            (a) - (b) The purpose of the Voting Agreement is to facilitate the Merger pursuant to the Merger Agreement. The information set forth in Item 3 is incorporated in this Item 4 by reference. Pursuant to the terms of the Voting Agreement, any shares of Common Stock acquired by a Principal Stockholder after the date of the Voting Agreement and during the term of the Voting Agreement will be subject to the Voting Agreement. Accordingly, any such acquisition of shares of Common Stock by any Principal Stockholder may result in the Reporting Person being deemed to acquire beneficial ownership of additional shares of Common Stock.

            (c) Not applicable

            (d) Upon the consummation of the Merger, the existing directors of Merger Sub shall become the directors of the Surviving Corporation, until their resignation or removal or until their successors are duly elected and qualified. The existing directors of Merger Sub are

CUSIP No. 581759107

Frank J. Hasenfratz, Linda S. Hasenfratz, and Hugh Guthrie. In addition, upon consummation of the Merger, the number of directors of the Surviving Corporation shall be reduced to three. The officers of Merger Sub shall become the officers of the Surviving Corporation, until their resignation or removal or until their respective successors are duly elected and qualified. The existing officers of Merger Sub are Linda S. Hasenfratz, Keith Wettlaufer and Mark Stoddart.

            (e) Other than as a result of the Merger described in Item 3 above, not applicable.

            (f) Not applicable

            (g) Upon consummation of the Merger, the Bylaws of the Merger Sub will become the Bylaws of the Surviving Corporation, until thereafter changed or amended.

            (h) - (i) Upon consummation of the Merger, the Common Stock will no longer be quoted on the Over the Counter Bulletin Board (the "OTCBB") and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended.

            (j) Other than as described above, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

            References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits A and B, respectively, to this
Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Pursuant to the Voting Agreement, the Reporting Person shares with the Principal Stockholders the power to vote or direct the vote of 5,031,920 shares of Common Stock (including the shares underlying the options and warrants described in Item 3) with respect to the matters described in Item 3 above. The Shares constitute approximately 35.7% of the 14,109,069 issued and outstanding shares of Common Stock as of July 30, 2003 (which total includes 11,978,532 shares as reported by the Issuer on its Schedule 14A filed on August 7, 2003 and 2,130,537 shares underlying the options and warrants described in
Item 3). Except with respect to the matters described in Item 3 above, the Principal Stockholders retain sole power to vote or direct the vote of the Shares. The Reporting Person does not have any power to dispose or direct the disposition of any of the Shares and disclaims beneficial ownership of the Shares. The filing of this Statement shall not be an admission that the Reporting Person is, for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

            (c) Except for the information set forth in Item 3, which is incorporated in this Item 5 by reference, there have been no transactions by thes Reporting Person, or to its

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CUSIP No. 581759107

knowledge, any person listed on Schedule A hereto, in the Common Stock during the past sixty days.

            (d) Not Applicable

            (e) Not Applicable

            References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits A and B, respectively, to this
Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER:

            Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

            Exhibit A Agreement and Plan of Merger, dated as of July 30, 2003, by and among Linamar Corporation, MCLN Acquisition Corp., and each of the stockholders of McLaren Performance Technologies, Inc. listed therein.

            Exhibit B Voting Agreement, dated as of July 30, 2003, by and among MCLN Acquisition Corp., and each of the stockholders of McLaren Performance Technologies, Inc. listed therein.

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CUSIP No. 581759107

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LINAMAR CORPORATION
Dated: August 08, 2003

                                          By:/s/ Keith Wettlaufer
                                              ----------------------------------
                                              Name:  Keith Wettlaufer
                                              Title: Chief Financial Officer

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CUSIP No. 581759107

                                                                      Schedule A

Unless otherwise indicated, each individual is a citizen of Canada. If no address is given, the director's or executive officer's business address is 287 Speedvale Avenue West, Guelph, Ontario N1H 1C5, Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Linamar Corporation.

MEMBERS OF THE BOARD OF DIRECTORS OF LINAMAR CORPORATION:

Name and Citizenship              Principal Occupation and Business Address
--------------------              -----------------------------------------

Frank J. Hasenfratz               Chairman of the Board

Linda S. Hasenfratz               Chief Executive Officer and President

Mark Stoddart                     Vice President Sales, Marketing & Product

Terry Reidel                      President and Chief Operating Officer,
                                  Kuntz Electroplating
                                  851 Wilson Avenue
                                  Kitchener, Ontario N2C 1J1, Canada

William Harrison                  President & Chief Executive Officer,
                                  Lift Technologies, Inc.
                                  251 Woodlawn Road, West
                                  Unit 217
                                  Guelph, Ontario N1H 8J1, Canada

Bruce Swift                       President and Chief Operating Officer,
                                  Covisint LLC

David Buehlow                     Retired Partner of PricewaterhouseCoopers LLP
                                  R. R. #4 Bright, Ontario N0J 1B0, Canada

THE EXECUTIVE OFFICERS OF LINAMAR CORPORATION:

Name and Citizenship              Principal Occupation and Business Address
--------------------              -----------------------------------------

Linda S. Hasenfratz               Chief Executive Officer and President

Keith Wettlaufer                  Chief Financial Officer, Treasurer,
                                  Secretary & Vice
                                  President - Strategic Development

Mark Stoddart                     Vice President Sales, Marketing &
                                  Product Development

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CUSIP No. 581759107

Jim Jarrell                       Chief Operating Officer

Michael J. Annable                Vice President, Human Resources,
                                  IT & Administration

Csaba Havasi                      Group President - Europe

Derek Jones                       Group President - Chassis

Edward McGregor                   Group President - Engine

Ken Myers                         Group President - Transmission

Lloyd Spalding                    Group President - Industrial